MERRILL LYNCH

MUNICIPAL INTERMEDIATE DURATION FUND

FILE # 811-21348

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	AMOUNT PURCHASED	ISSUE SIZE	LIST OF UNDERWRITERS
12/12/2005	Puerto Rico Municipal Finance Agency 5.25% 8/1/24	1,880,000	730,835,000	Banc of America Morgan Stanley Ramirez & Co. Citigroup Goldman Sachs JP Morgan Lehman Brothers Merrill Lynch Raymond James & Associates Wachovia Bank
12/12/2005	Puerto Rico Municipal Finance Agency 5.25% 8/1/25	1,500,000	730,835,000	Banc of America Morgan Stanley Ramirez & Co. Citigroup Goldman Sachs JP Morgan Lehman Brothers Merrill Lynch Raymond James & Associates Wachovia Bank
3/10/2006	Long Island Power Authority	4,290,000	950,000,000

Goldman Sachs

UBS Sec

Lehman Brothers

A.G. Edwards

Citigroup Global

David Lerner

First Albany

Jackson Securities

J.P. Morgan

KeyBanc Capital

LaSalle Financial Services

Merrill Lynch

M.R. Beal

Prager, Sealy & Co.

Ramirez & Co.

Raymond James

RBC Capital

Roosevelt & Cross

Siebert Brandford

Wachovia Bank